UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25
                       NOTIFICATION OF LATE FILING

(Check one): ___Form 10-KSB __ Form 20-F  X  Form 10-QSB __ Form N-SAR
                                         ---

                  For period ended: March 31, 2001

                  [ ] Transition Report on Form 10-K and Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q and Form 10-QSB
                  [ ] Transition Report on Form N-SAR

                  For the transition period ended:______________________________

SEC File Number0-29705

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________

                          PART I-REGISTRANT INFORMATION

THE MURDOCK GROUP CAREER SATISFACTION CORPORATION
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Full Name of Registrant

5295 South Commerce Drive, Suite 300
Salt Lake City, Utah 84107
801-268-3232
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Address and telephone number of
principal executive office

                         PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                               PART III-NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20- F 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

         The annual report of the registrant on Form 10-KSB could not be filed because of delays encountered in finalizing the financial and other information needed to complete the report.

                            PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   Chet Nichols                                (801)           268-3232
       (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
                                                               X  Yes    __ No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            __ Yes       X  No
                                                                        ---

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                THE MURDOCK GROUP CAREER SATISFACTION CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date   May 15, 2001                        By:   /s/ KC Holmes
                                               ---------------------------------
                                               KC Holmes Chief Executive Officer